As filed with the Securities and Exchange Commission on January , 2017

Registration No. 333-215179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Jagged Peak Energy Inc.

(Exact name of registrant as specified in its charter)

Delaware	**1311**	**81-3943703**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1125 17th Street, Suite 2400
Denver, Colorado 80202
(720) 215-3700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert W. Howard
Executive Vice President, Chief Financial Officer
1125 17th Street, Suite 2400
Denver, Colorado 80202
(720) 215-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams
Julian J. Seiguer
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

G. Michael O'Leary
George Vlahakos
Andrews Kurth Kenyon LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of 'large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share .	43,958,750	$18.00	$791,257,500	$80,117

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 5,733,750 additional shares of common stock that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) The registrant previously paid $11,590 of the total registration fee in connection with a previous filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



SUBJECT TO COMPLETION, DATED JANUARY , 2017

PROSPECTUS

38,225,000 Shares

Jagged Peak Energy Inc.

Common stock

This is the initial public offering of our common stock. We are selling 26,470,588 shares of our common stock, and the selling stockholders are selling 11,754,412 shares of our common stock. We will not receive any proceeds from the shares of our common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $16.00 and $18.00 per share. We have been authorized to list our common stock on the New York Stock Exchange under the symbol "JAG".

To the extent that the underwriters sell more than 38,225,000 shares of common stock, the underwriters have the option to purchase up to an additional 5,733,750 shares from Quantum (as defined herein) at the public offering price less the underwriting discount and commissions.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See "Risk Factors" and "Summary—Emerging Growth Company".

Investing in our common stock involves risks. See "Risk Factors" beginning on page 22.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about , 2017 through the book-entry facilities of The Depository Trust Company.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Jagged Peak Energy Inc. (before expenses)	$	$
Proceeds to the Selling Stockholders	$	$

Citigroup **Credit Suisse** **J.P. Morgan**

The date of this prospectus is , 2017.



Company Overview

60,875 Net Acres in the Core Oil Window of the Southern Delaware Basin (as of 9/30/16, 98% Operated, 89% Working Interest)

Stacked Pay with up to Eleven Prospective Horizons

~160 Rig Years of Inventory in Wolfcamp A, B and 3rd Bone Spring (assuming 1 rig drilling 8 wells per year)

32.7 MMBoe Proved Reserves - 92% Liquids (as of 11/30/16)

Loving

Winkler

Cochise

Ward

Whiskey River

Reeves

Big Tex

Pecos

	JAG Acreage
	Cross Section
	Oil Cut

Cochise   Whiskey River   Big Tex

3rd BSPG

WFMP A

WFMP B

▶ Denotes JAG and offset operator lateral landing

Isopach – 3rd Bone Spring thru Wolfcamp B (ft)

1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0

FEET

Commonly Used Defined Terms

As used in this prospectus, unless the context indicates or otherwise requires, the terms listed below have the following meanings:

- "Jagged Peak", the "Company", "us", "we", "our" or "ours" or like terms refer to Jagged Peak Energy LLC before the completion of our corporate reorganization described in "Corporate Reorganization", and to Jagged Peak Energy Inc. following the completion of our corporate reorganization;

- "Quantum" refers, as applicable, to Quantum Energy Partners and its affiliates, including Q-Jagged Peak Energy Investment Partners, LLC;

- "Management Members" refers, collectively, to our current and former officers and employees who own equity interests in Jagged Peak Energy LLC;

- "Existing Owners" refers, collectively, to Q-Jagged Peak Energy Investment Partners, LLC and the Management Members; and

- "Management Holdco" refers to JPE Management Holdings LLC, a Delaware limited liability company, which will be formed to hold shares of our common stock that will be distributed in respect of certain management incentive units in Jagged Peak Energy LLC held by our officers and other employees, as further described under "Corporate Reorganization".

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling stockholders nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors". These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the information under the headings "Risk Factors", "Cautionary Statement Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The information presented in this prospectus assumes (i) an initial public offering price of $17.00 per common share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of common stock.

Unless indicated otherwise or the context otherwise requires, references in this prospectus to "Jagged Peak", the "Company", "us", "we", "our" or "ours" refer to Jagged Peak Energy LLC before the completion of our corporate reorganization described in "Corporate Reorganization", and to Jagged Peak Energy Inc. following the completion of our corporate reorganization. This prospectus includes certain terms commonly used in the oil and natural gas industry, which are defined elsewhere in this prospectus in "Annex A: Glossary of Oil and Natural Gas Terms".

Our Company

Business Overview

We are a growth-oriented, independent oil and natural gas company focused on the acquisition and development of unconventional oil and associated liquids-rich natural gas reserves in the Southern Delaware Basin, a sub-basin of the Permian Basin of West Texas and one of the most prolific unconventional resource plays in North America. Our acreage is located on large, contiguous blocks in the adjacent counties of Winkler, Ward, Reeves and Pecos, with significant original oil-in-place within multiple stacked hydrocarbon-bearing formations. We are focused on increasing stockholder value by (i) growing production and reserves through the development of our multi-year inventory of 1,265 gross horizontal drilling locations with an average lateral length of 7,426 feet, (ii) expanding and improving the resource potential of our existing acreage position and (iii) growing our acreage position through acquisitions and leasing efforts.

As of September 30, 2016, we held an average 89% working interest in approximately 68,121 gross (60,875 net) leased or acquired acres, and we operated approximately 98% of our acreage position. Both our production and our proved reserves consist of greater than 80% oil. Our acreage is exclusively located in the core oil window of the Southern Delaware Basin. We generally consider the core oil window of the Southern Delaware Basin to be the eastern and southern portion of the basin, which is characterized by high oil saturation and favorable over-pressured conditions.

Jagged Peak was formed in April 2013 by an affiliate of Quantum Energy Partners, a leading energy private equity firm that has managed more than $11 billion of equity commitments since 1998, and key members of our management team. Our management and technical teams, which have extensive engineering, geoscience, land, marketing and finance capabilities, are led by Joseph N. Jaggers, an industry veteran with over 35 years of experience growing oil and natural gas operations. Mr. Jaggers and his teams have a proven track record of achieving significant production and reserve growth in unconventional plays in the United States, including at Ute Energy, LLC, where Mr. Jaggers served as President and Chief Executive Officer, and at Bill Barrett Corporation, where he served as President and Chief Operating Officer.

We were formed with the goal of building a premier acquisition and development company focused on horizontal drilling in the core oil window of the Southern Delaware Basin. We plan to achieve this goal by using advanced drilling and completion techniques and leveraging our management team's extensive experience and technical expertise. At our inception, we specifically targeted the Southern Delaware Basin due to the abundant amount of oil-in-place, stacked pay potential, low breakeven-prices, attractive well economics, favorable operating environment and in-place midstream infrastructure. We have assembled our current acreage position by executing privately sourced acquisitions of largely undeveloped acreage and through grassroots leasing.

- ***Experienced and incentivized management team.*** With an average of 32 years of industry experience, our senior management team has a proven track record of building and running successful businesses focused on the acquisition and development of oil and natural gas properties and enhancing returns through operational efficiencies. Prior to forming Jagged Peak, a subset of our management team, including Joseph N. Jaggers, our Chief Executive Officer and President, and Gregory S. Hinds, our Executive Vice President, Development Planning & Acquisitions, led the growth of Ute Energy LLC's upstream oil and natural gas assets to over 7,800 Boe/d of production and over 156,800 net acres of undeveloped properties and built a natural gas gathering and processing network servicing Ute Energy and other third parties in the Uinta Basin. In November 2012, Ute Energy's upstream and midstream subsidiaries were sold for consideration in excess of $1.0 billion. We believe our team's experience building and operating multiple successful upstream oil and natural gas companies provides us with a distinct competitive advantage. Additionally, after giving effect to this offering, our management team and other employees will hold approximately 10.8% of our common stock, which provides a meaningful incentive to increase the value of our business for the benefit of all stockholders.

- ***Conservatively capitalized balance sheet and strong liquidity profile.*** After giving effect to this offering, the use of proceeds therefrom and the amendment and restatement of our credit facility in connection therewith, we expect to have no outstanding debt, $180.0 million of borrowing capacity under our credit facility and approximately $294.2 million of cash on the balance sheet (based on our cash balance as of September 30, 2016). We believe our borrowing capacity, cash on hand and cash flow from operations will provide us with sufficient liquidity to execute our 2017 capital program.

Capital Program

Our 2017 capital budget for drilling, completion and recompletion activities and facilities costs is approximately $580.0 million, excluding potential acquisitions. We expect to allocate approximately $527.0 million of our 2017 capital budget for the drilling and completion of operated wells. In the nine months ended September 30, 2016, we incurred capital costs of approximately $86.6 million, excluding acquisitions. In addition, we incurred capital costs of $39.3 million for acquiring undeveloped properties.

Because we operate a high percentage of our acreage, capital expenditure amounts and timing are largely discretionary and within our control. We determine our capital expenditures depending on a variety of factors, including, but not limited to, the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other working interest owners.

Corporate Reorganization

We have incorporated under the laws of the State of Delaware to become a holding company for Jagged Peak Energy LLC and its assets and operations. Jagged Peak Energy LLC, which is our accounting predecessor, was formed as a Delaware limited liability company in 2013 with equity commitments from Quantum and certain of our Management Members. The Management Members also hold management incentive units in Jagged Peak Energy LLC that entitle the holders thereof to a portion of any proceeds distributed by Jagged Peak Energy LLC following the achievement of certain return thresholds by the capital interest owners of Jagged Peak Energy LLC.

Pursuant to the terms of certain reorganization transactions that will be completed immediately prior to the closing of this offering, (i) the equity interests (both capital interests and management incentive units) in Jagged Peak Energy LLC will be recapitalized into a single class of units ("Units"), with the Units to be allocated among the Existing Owners in accordance with the terms of the limited liability company agreement of Jagged Peak Energy LLC and calculated using an implied valuation for Jagged Peak Energy LLC based on the initial public offering price of our common stock, (ii) our officers and other employees that hold management incentive units in Jagged Peak Energy LLC will contribute to Management Holdco certain of the Units issued to them in the recapitalization described above in exchange for membership interests in Management Holdco and (iii) Jagged Peak Energy LLC will merge into a subsidiary of Jagged Peak Energy Inc., and the Existing Owners and Management Holdco will receive as consideration in the merger shares of Jagged Peak Energy Inc. common stock, with such shares of common stock to be allocated among the Existing Owners and Management Holdco pro rata based on their relative ownership of Units. As a result of these transactions, Jagged Peak Energy LLC will become a wholly owned subsidiary of Jagged Peak Energy Inc. The membership interests in Management Holdco that will be issued to our officers and other employees that hold management incentive units in Jagged Peak Energy LLC in exchange for their Units will generally vest in equal installments on each of the first three anniversaries of this offering, subject to continued employment and other conditions, and will be settled in shares of our common stock upon vesting. See "Corporate Reorganization".

The following diagram indicates the current simplified ownership structure of Jagged Peak Energy LLC.



---

(1) Does not include management incentive units. See "Corporate Reorganization—Existing Owners' Ownership".

The following diagram indicates our simplified ownership structure after giving effect to our corporate reorganization and this offering (assuming that the underwriters' option to purchase additional shares is not exercised).



(1) Assumes an initial offering price of $17.00 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of shares of common stock to be received by the Management Members and Management Holdco, and an equivalent decrease or increase, respectively, in the number of shares of common stock to be received by Quantum. Accordingly, any such change in our initial public offering price will not affect the aggregate number of shares of common stock held by our Existing Owners. See "Corporate Reorganization—Existing Owners' Ownership".

(2) Includes shares of common stock held by the Management Members and shares of common stock held by Management Holdco. Includes aggregate ownership by the Management Members that currently serve as our officers and other employees of approximately 10.8% of our common stock.

Our Principal Stockholder

We have a valuable relationship with Quantum, which has made significant equity investments in us since our formation. Upon completion of this offering, Quantum will own approximately 64.7% of our common stock. Please see "Principal and Selling Stockholders".

Quantum Energy Partners is a Houston-based private investment firm founded in 1998. Focused exclusively on the energy sector, Quantum Energy Partners has built one of the leading energy private equity franchises and has managed more than $11 billion of equity commitments since its inception. Quantum Energy Partners has invested in and built over 70 companies in the upstream, midstream, oil field service and power sectors, both domestically and globally.

The Offering

Issuer	Jagged Peak Energy Inc.
Common stock offered by us	26,470,588 shares.
Common stock offered by the selling stockholders	11,754,412 shares (or 17,488,162 shares, if the underwriters exercise in full their option to purchase additional shares).
Common stock outstanding after this offering	211,075,000 shares.
Option to purchase additional shares .	Quantum has granted the underwriters a 30-day option to purchase up to 5,733,750 additional shares of our common stock to the extent the underwriters sell more than 38,225,000 shares of common stock in this offering.
Use of proceeds	We expect to receive approximately $420.8 million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.
	We intend to use a portion of the net proceeds we receive from this offering to fully repay the outstanding indebtedness under our credit facility and the remaining net proceeds to fund our 2017 capital program. As of December 31, 2016, we had $132.0 million of outstanding borrowings under our credit facility. Please read "Use of Proceeds".
Conflicts of Interest	Because an affiliate of _____ is a lender under our existing credit facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder, _____ is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Accordingly, this offering will be conducted in accordance with Rule 5121, which requires, among other things, that a "qualified independent underwriter" participate in the preparation of, and exercise the usual standards of "due diligence" with respect to, the registration statement and this prospectus. Citigroup Global Markets Inc. has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, including specifically those inherent in Section 11 thereof. Citigroup Global Markets Inc. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Citigroup Global Markets Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See "Underwriting (Conflicts of Interest)—Conflicts of Interest".

Dividend policy	We do not anticipate paying any cash dividends on our common stock. In addition, our credit agreement places certain restrictions on our ability to pay cash dividends. Please read "Dividend Policy".
Directed share program	The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors, director nominees, business associates and related persons who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read "Underwriting (Conflicts of Interest)".
Listing and trading symbol	We have been authorized to list our common stock on the NYSE under the symbol "JAG".
Risk factors	You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.

The information above does not include 21,200,000 shares of common stock reserved for issuance pursuant to our 2017 Long-Term Incentive Plan.

	Nine Months Ended September 30,		Year Ended December 31,	
	2016	2015	2015	2014
	(unaudited)			
	(in thousands, except per share data)			
Statement of Operations Data:				
Revenues:				
Oil sales	$ 47,215	$ 21,445	$ 31,534	$ 14,605
Natural gas sales	1,450	690	948	646
NGL sales	2,023	848	1,329	1,029
Other operating revenues	693	10	—	—
Total revenues	51,381	22,993	33,811	16,280
Operating expenses:				
Lease operating expenses	5,221	2,357	3,165	2,041
Gathering and transportation expenses	662	98	171	121
Production and ad valorem taxes	3,173	1,588	2,244	920
Depletion, depreciation, amortization and accretion	29,430	14,488	22,685	8,444
Impairment of oil and natural gas properties and dry hole costs	1,509	7	6,489	1,414
Other operating expenses	1,671	257	261	64
General and administrative	7,878	5,906	7,446	7,330
Total operating expenses	49,544	24,701	42,461	20,334
Income (loss) from operations	1,837	(1,708)	(8,650)	(4,054)
Other income (expense):				
(Loss) gain on commodity derivatives	(8,208)	1,086	1,323	5,375
Interest expense and other	(1,471)	(77)	(197)	—
Other income	—	—	40	—
Total other (expense) income	(9,679)	1,009	1,166	5,375
Net (loss) income	$ (7,842)	$ (699)	$ (7,484)	$ 1,321
Pro Forma Per-Share Data (unaudited)(1):				
Net loss per common share:				
Basic and diluted	$ (0.02)	▲	$ (0.02)	▲
Weighted average common shares outstanding:				
Basic and diluted	211,075	▲	211,075	▲
Balance Sheet Data (at period end):				
Cash and cash equivalents	$ 5,420	$ 12,662	$ 14,165	$ 33,628
Total assets	436,636	309,095	327,732	257,084
Total liabilities	128,606	30,981	43,402	16,270
Total members' equity	308,030	278,114	284,330	240,814
Cash Flow Data:				
Net cash provided by operating activities	$ 16,632	$ 11,905	$ 20,372	$ 7,615
Net cash used in investing activities	(125,984)	(80,318)	(110,232)	(187,067)
Net cash provided by financing activities	100,607	47,448	70,397	199,800
Other Financial Data:				
Adjusted EBITDAX(2)	$ 32,899	$ 16,921	$ 26,510	$ 6,631

(1) The net loss per common share and weighted average common shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "Corporate Reorganization". The pro forma per-share data also reflects additional pro forma income tax benefit of $2.8 million and $2.7 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively, associated with the income tax effects of the corporate reorganization described under "Corporate Reorganization" and this offering. Jagged Peak Energy Inc. is a Subchapter C corporation ("C-corp") under the Internal Revenue Code of 1986, as amended (the "Code"), and as a result, will be subject to U.S. federal, state and local income taxes. Although our predecessor was subject to franchise tax in the State of Texas, it generally passed through its taxable income to its owners for other income tax purposes and thus was not subject to U.S. federal income taxes or other state or local income taxes.

(2) Adjusted EBITDAX is a non-GAAP financial measure. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to net income, see "—Non-GAAP Financial Measure" below.

Any significant reduction in our borrowing base under our credit facility as a result of the periodic borrowing base redeterminations or otherwise may negatively impact our ability to fund our operations.

Our credit facility limits the amounts we can borrow up to a borrowing base amount, which the lenders, in their sole discretion, determine semiannually on April 1 and October 1. The borrowing base depends on, among other things, projected revenues from, and asset values of, the proved oil and natural gas properties securing our loan. The value of our proved reserves is dependent upon, among other things, the prevailing and expected market prices of the underlying commodities in our estimated reserves. See "—Oil, natural gas and NGL prices are volatile. A further reduction or sustained decline in oil, natural gas and NGL prices could adversely affect our business, financial condition and results of operations and our ability to meet our capital expenditure obligations and financial commitments" and "Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves". The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under our credit facility. Any increase in the borrowing base requires the consent of the lenders holding 100% of the commitments. Our borrowing base was $160.0 million as of December 31, 2016; however, we anticipate that the amended and restated credit facility we will enter into in connection with this offering will have an initial borrowing base of $180.0 million. Upon entry into the amended and restated credit facility, we expect that our next scheduled borrowing base redetermination will be on or about April 1, 2017.

In the future, we may not be able to access adequate funding under our credit facility as a result of a decrease in borrowing base due to the issuance of new indebtedness, the outcome of a subsequent borrowing base redetermination or an unwillingness or inability on the part of lending counterparties to meet their funding obligations and the inability of other lenders to provide additional funding to cover the defaulting lender's portion. Declines in commodity prices could result in a determination to lower the borrowing base in the future and, in such a case, we could be required to repay any indebtedness in excess of the redetermined borrowing base. As a result, we may be unable to implement our drilling and development plan, make acquisitions or otherwise carry out business plans, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness.

Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage, the primary term is extended through continuous drilling provisions or the leases are renewed.

As of September 30, 2016, approximately 29.6% of our total net acreage was held by production or drilling operations. The leases for our net acreage not held by production will expire at the end of their primary term unless production is established in paying quantities under the units containing these leases, the leases are held beyond their primary terms under continuous drilling provisions of the leases or the leases are renewed. If our leases expire and we are unable to renew the leases, we will lose our right to develop the related properties. Our ability to drill and develop these locations depends on a number of uncertainties, including oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals and other factors.

Our derivative activities could result in financial losses or could reduce our earnings.

We enter into derivative instrument contracts for a portion of our oil production. Accordingly, our earnings may fluctuate significantly as a result of changes in fair value of any derivative instruments.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Quantum will have the ability to direct the voting of a majority of our common stock, and its interests may conflict with those of our other stockholders.

Upon completion of this offering, Quantum will beneficially own approximately 64.7% of our outstanding common stock (or approximately 61.9% if the underwriters' over-allotment option is exercised in full). As a result, Quantum will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of Quantum with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Given this concentrated ownership, Quantum would have to approve any potential acquisition of us. In addition, certain of our directors are currently employees of Quantum. These directors' duties as employees of Quantum may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest. Furthermore, in connection with this offering, we will enter into a stockholders' agreement with Quantum, Management Holdco and certain of the Management Members. Among other things, the stockholders' agreement is expected to provide that Management Holdco and the Management Members party thereto will vote all of their shares of common stock in accordance with the direction of Quantum. Further, the stockholders' agreement is expected to provide Quantum with the right to designate a certain number of nominees to our board of directors so long as it and its affiliates collectively beneficially own at least 5% of the outstanding shares of our common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement". The existence of a significant stockholder and the stockholders' agreement may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other stockholders to approve transactions that they may deem to be in our best interests. Moreover, Quantum's concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a significant stockholder.

Certain of our directors and director nominees have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors and director nominees, who are and will be responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities (including affiliates of Quantum) that are in the business of identifying and acquiring oil and natural gas properties. For example, three of our directors, Messrs. Davidson, VanLoh, Jr. and Webster, and two of our director nominees, Messrs. Linn and Verma, serve as Venture Partner, Founder and Chief Executive Officer, Managing Director, Senior Advisor and President, respectively, of Quantum Energy Partners, which is in the business of investing in oil and natural gas companies with independent management teams that also seek to acquire oil and natural gas properties. The existing positions held by these directors and director nominees may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors and director nominees may become aware of business more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

- limitations on the removal of directors;

- our classified board of directors, under which a director only comes up for election once every three years;

- limitations on the ability of our stockholders to call special meetings;

- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our amended and restated bylaws; and

- establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $15.62 per share.

Based on an assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $15.62 per share in the as-adjusted net tangible book value per share of common stock from the initial public offering price, and our as-adjusted net tangible book value as of September 30, 2016, after giving effect to this offering would be $1.38 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution".

We do not intend to pay cash dividends on our common stock, and our credit agreement places certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare cash dividends on shares of our common stock in the foreseeable future. Additionally, our credit agreement places certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or securities convertible into shares of our common stock. After the completion of this offering, we will have 211,075,000 outstanding shares of common stock. This number includes 38,225,000 shares that we and the selling stockholders are selling in this offering and 5,733,750 shares that Quantum may sell in this offering if the underwriters' over-allotment option is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters' over-allotment option, Quantum will own 130,758,742 shares of our common stock, or approximately 61.9% of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between them and the underwriters described in "Underwriting (Conflicts of Interest)", but may be sold into the market in the future. Quantum will be party to a registration rights agreement, which will require us to effect the registration of its shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 21,200,000 shares of our common stock issued or reserved for issuance under our 2017 Long-Term Incentive Plan and 10,419,904 shares of our common stock held by Management Holdco with respect to unvested or unallocated awards. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, all of our directors, director nominees and executive officers and the selling stockholders will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of 180 days following the date of this prospectus. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, at any time and, except in the case of directors, director nominees and executive officers, without notice, may release all or any portion of the common stock subject to the

USE OF PROCEEDS

We expect to receive approximately $420.8 million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use a portion of the net proceeds we receive from this offering to fully repay the outstanding indebtedness under our credit facility, which was $132.0 million as of December 31, 2016. We intend to fund our $580.0 million 2017 capital program with cash flow from operations, the remaining approximately $288.8 million of net proceeds from this offering and borrowings under our credit facility.

Our credit facility matures on June 19, 2020, and bears interest at a variable rate. At December 31, 2016, the weighted average interest rate on borrowings under our credit facility was 3.99%. We also pay a commitment fee on unused amounts of our credit facility of 0.500%. The outstanding borrowings under our credit facility were incurred to fund a portion of our 2015 and 2016 capital expenditures, as well as general and administrative expenses. We may at any time reborrow amounts repaid under our credit facility, and we expect to do so in the future to fund our capital program. In connection with this offering, we will amend and restate our credit facility to, among other things, extend the maturity date to on or around the fifth anniversary of the consummation of this offering.

An affiliate of one of the underwriters is a lender under our existing credit facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder. Accordingly, this offering is being made in compliance with FINRA Rule 5121. Please read "Underwriting (Conflicts of Interest)".

A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $25.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds to fund additional future capital expenditures or for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, then we would first reduce by a corresponding amount the net proceeds directed to fund our 2017 capital program and then, if necessary, the net proceeds directed to repay outstanding borrowings under our credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

- on an actual basis for our predecessor; and

- on an as-adjusted basis to give effect to our corporate reorganization as described under "Corporate Reorganization" and the sale of shares of our common stock in this offering at an assumed initial offering price of $17.00 per share (which is the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds we receive from this offering as set forth under "Use of Proceeds".

The information set forth in the "As Adjusted" column of the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with "Use of Proceeds" and the historical financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 30, 2016	
	Predecessor Actual	As Adjusted(1)
	(in thousands, except number of shares and par value)	
Cash and cash equivalents	$ 5,420	$ 336,170
Long-term debt, including current maturities:		
Credit facility(2)	90,000	—
Total long-term debt	$ 90,000	$ —
Equity:		
Members' equity	326,098	—
Preferred stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 1,000,000,000 shares authorized, 211,075,000 shares issued and outstanding, as adjusted	—	2,111
Additional paid-in capital	—	744,737
Accumulated deficit(3)	(18,068)	(456,582)
Total equity	$308,030	$ 290,266
Total capitalization	$398,030	$ 290,266

---

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total equity and total capitalization by approximately $25.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total equity and total capitalization by approximately $16.1 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2) As of December 31, 2016, the borrowing base under our credit facility was $160.0 million; however, we anticipate that the amended and restated credit facility we will enter into in connection with this offering will have an initial borrowing base of $180.0 million. As of December 31, 2016, we had $132.0 million of outstanding borrowings under our credit facility with $28.0 million of additional borrowing capacity available. After giving effect to the sale of shares of our common stock in this offering, the application of the anticipated net proceeds therefrom and the amendment and restatement of our credit facility in connection therewith, we expect to have $180.0 million of available borrowing capacity under our credit facility.

(3) In connection with our corporate reorganization, we expect to recognize stock compensation expense of approximately $438.5 million at the time of the offering, based on an assumed initial offering price of $17.00 per share (which is the midpoint of the range set forth on the cover of this prospectus), all of which will be non-cash except for $14.7 million related to the management incentive advance payment made in April 2016. In addition, based on an assumed initial offering price of $17.00 per share (which is the midpoint of the range set forth on the cover of this prospectus), approximately $177.1 million of stock compensation expense will be recognized over the next three years as the vesting conditions of the Management Holdco Units are satisfied.

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our net tangible book value as of September 30, 2016, after giving effect to the transactions described under "Corporate Reorganization", was approximately $308.0 million, or $1.67 per share.

Pro forma net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of common stock that will be outstanding immediately prior to the closing of this offering, including giving effect to our corporate reorganization. Assuming an initial public offering price of $17.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our adjusted pro forma net tangible book value as of September 30, 2016, would have been approximately $290.3 million, or $1.38 per share. This represents an immediate decrease in the net tangible book value of $0.29 per share to our existing stockholders and an immediate dilution to new investors purchasing shares in this offering of $15.62 per share, resulting from the difference between the offering price and the pro forma as-adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share	$17.00
Pro forma net tangible book value per share as of September 30, 2016 (after giving effect to our corporate reorganization)	$ 1.67
Decrease per share attributable to new investors in this offering .	(0.29)
As-adjusted pro forma net tangible book value per share (after giving effect to our corporate reorganization and this offering) . .	1.38
Dilution in pro forma net tangible book value per share to new investors in this offering	$15.62

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as-adjusted pro forma net tangible book value per share after the offering by $0.11 and increase (decrease) the dilution to new investors in this offering by $0.11 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2016, the total number of shares of common stock owned by existing stockholders and to be owned by new investors at $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $17.00, the midpoint of the price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

| | Shares Acquired | | Total Consideration | | Average Price Per Share |
	Number	Percent	Amount (in thousands)	Percent	
Existing stockholders(1)	184,604,412	87.5%	$326,098	42.0%	$ 1.77
New investors in this offering(2)	26,470,588	12.5	450,000	58.0	17.00
Total	211,075,000	100.0%	$776,098	100.0%	$ 3.68

(1) The number of shares disclosed for the existing stockholders includes 11,754,412 shares being sold by the selling stockholders in this offering and 10,419,904 shares held by Management Holdco.

(2) The number of shares disclosed for the new investors does not include 11,754,412 shares being purchased by the new investors from the selling stockholders in this offering.

The data in the table excludes 21,200,000 shares of common stock reserved for issuance under our 2017 Long-Term Incentive Plan. If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will be increased to 43,958,750, or approximately 20.8% of the total number of shares of common stock.

	Nine Months Ended September 30,		Year Ended December 31,	
	2016	2015	2015	2014
Pro Forma Per-Share Data (unaudited)(1):				
Net loss per common share:				
Basic and diluted	$ (0.02)	▲	$ (0.02)	▲
Weighted average common shares outstanding:				
Basic and diluted	211,075	▲	211,075	▲
Balance Sheet Data (at period end):				
Cash and cash equivalents	$ 5,420	$ 12,662	$ 14,165	$ 33,628
Total assets	436,636	309,095	327,732	257,084
Total liabilities	128,606	30,981	43,402	16,270
Total members' equity	308,030	278,114	284,330	240,814
Cash Flow Data:				
Net cash provided by operating activities	$ 16,632	$ 11,905	$ 20,372	$ 7,615
Net cash used in investing activities	(125,984)	(80,318)	(110,232)	(187,067)
Net cash provided by financing activities	100,607	47,448	70,397	199,800
Other Financial Data:				
Adjusted EBITDAX(2)	$ 32,899	16,921	$ 26,510	$ 6,631

(1) The net loss per common share and weighted average common shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "Corporate Reorganization". The pro forma per-share data also reflects additional pro forma income tax benefit of $2.8 million and $2.7 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively, associated with the income tax effects of the corporate reorganization described under "Corporate Reorganization" and this offering. Jagged Peak Energy Inc. is a C-corp under the Code, and as a result, will be subject to U.S. federal, state and local income taxes. Although our predecessor was subject to franchise tax in the State of Texas, it generally passed through its taxable income to its owners for other income tax purposes and thus was not subject to U.S. federal income taxes or other state or local income taxes.

(2) Adjusted EBITDAX is a non-GAAP financial measure. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to net income, see "Summary—Summary Historical Financial Data—Non-GAAP Financial Measure".

of Texas (at a statutory rate of up to 1.00% of a portion of gross revenues apportioned to Texas), it generally passed through its taxable income to its owners for other income tax purposes and thus was not subject to U.S. federal income taxes or other state or local income taxes. Accordingly, the financial data attributable to our predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality other than franchise tax in the State of Texas. We estimate that Jagged Peak Energy Inc. will be subject to U.S. federal, state and local taxes at a blended statutory rate of 35.5% of pre-tax earnings. Further, if the corporate reorganization discussed under "Corporate Reorganization" had occurred on September 30, 2016, our predecessor would have recognized a deferred tax liability of approximately $63.7 million, primarily related to the tax basis of its long-lived assets being less than its book basis in those assets.

Corporate Reorganization

The corporate reorganization that will be completed simultaneously with the closing of this offering provides a mechanism by which the shares of our common stock to be allocated amongst the Existing Owners, including the holders of our management incentive units, will be determined. As a result, the satisfaction of all conditions relating to certain management incentive units in Jagged Peak Energy LLC held by the Management Members will be probable. Accordingly, we will recognize a charge for stock compensation expense of approximately $438.5 million related to the estimated fair value of the management incentive units at the closing of this offering, based on an assumed initial offering price of $17.00 per share (which is the midpoint of the range set forth on the cover of this prospectus), all of which will be non-cash except for $14.7 million related to the management incentive advance payment made in April 2016. In addition, based on an assumed initial offering price of $17.00 per share (which is the midpoint of the range set forth on the cover of this prospectus), over the next three years as the vesting conditions of the Management Holdco Units are satisfied we will recognize additional non-cash charges for stock compensation expense of approximately $177.1 million.

obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to maintain our production or proved reserves.

We plan to continue our practice of entering into hedging arrangements to reduce the impact of commodity price volatility on our cash flow from operations. Under this strategy, we expect to maintain an active hedging program that seeks to reduce our exposure to commodity price volatility and protect our cash flow, returns and the funding of our capital program while also providing stability to our borrowing base.

Our 2017 capital budget for drilling, completion and recompletion activities and facilities costs is approximately $580.0 million, excluding potential acquisitions. We expect to allocate approximately $527.0 million of our 2017 capital budget for the drilling and completion of operated wells. In the nine months ended September 30, 2016, we incurred capital costs of approximately $86.6 million, excluding leasehold and acquisition costs. In addition, we incurred capital costs of $39.3 million for acquiring undeveloped properties. Based on our 2017 capital budget, we anticipate that we will spud approximately 70 gross wells, including operated and non-operated wells, during 2017.

Because we operate a high percentage of our acreage, capital expenditure amounts and timing are largely discretionary and within our control. We determine our capital expenditures depending on a variety of factors, including, but not limited to, the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other working interest owners. A deferral of planned capital expenditures, particularly with respect to drilling and completing new wells, could result in a reduction in anticipated production and cash flows. Additionally, if we curtail our drilling program, we may lose a portion of our acreage through lease expirations. See "Business—Oil and Natural Gas Production Prices and Costs—Developed and Undeveloped Acreage". In addition, we may be required to reclassify some portion of our reserves currently booked as proved undeveloped reserves to no longer be proved reserves if such a deferral of planned capital expenditures means we will be unable to develop such reserves within five years of their initial booking.

As of December 31, 2016, we had $132.0 million outstanding under our credit facility with $28.0 million of additional borrowing capacity available. We intend to use a portion of the net proceeds from this offering to fully repay the outstanding borrowings under our credit facility. Our borrowing base was $160.0 million as of December 31, 2016; however, we anticipate that the amended and restated credit facility we will enter into in connection with this offering will have an initial borrowing base of $180.0 million. Upon entry into the amended and restated credit facility, we expect that our next scheduled borrowing base redetermination will be on or about April 1, 2017.

Based upon our current oil and natural gas price expectations for 2017, following the closing of this offering, we believe that our cash flow from operations, additional borrowings under our credit facility and a portion of the proceeds from this offering will provide us with sufficient liquidity to execute our current capital program through 2017. However, future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices, and significant additional capital expenditures will be required to more fully develop our properties. If we require additional capital for capital expenditures, acquisitions or other reasons, we may seek such capital through traditional reserve base borrowings, joint venture partnerships, production payment financings, asset sales, offerings of debt and equity securities or other means. If we are unable to obtain funds when needed or on acceptable terms, we may be required to curtail our current drilling program, which could result in a loss of acreage through lease expirations. In addition, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to maintain our production or replace our reserves.

Analysis of Cash Flow Changes Between the Year Ended December 31, 2015 and 2014

Operating Activities. The increase in net cash provided by operating activities for the year ended December 31, 2015 as compared to the prior-year period is primarily due to a $17.5 million increase in total revenues and a $5.2 million increase in net cash received for settlements of derivatives, offset by an $7.0 million decrease in operational assets and liabilities and higher operating costs due to an increase in production.

Investing Activities. In 2015, net cash used for investing activities included $110.5 million for the acquisition and development of oil and natural gas properties, offset by proceeds from asset sales of $0.4 million. In 2014, net cash used for investing activities included $188.9 million for the acquisition and development of oil and natural gas properties and $1.1 million of other property, plant and equipment, offset by proceeds from asset sales of $2.9 million.

Financing Activities. Net cash provided by financing activities in 2015 included $51.0 million of cash provided by equity issuances and $20.0 million of borrowings under our credit facility, offset by debt issuance costs of $0.6 million. Net cash provided by financing activities in 2014 consisted of $199.8 million of cash provided by equity issuances.

Our Credit Facility

On June 19, 2015, we entered into a credit agreement (as amended to date and, unless otherwise indicated, as amended and restated in connection with this offering, our "credit agreement") with Wells Fargo Bank, National Association, as administrative agent and issuing lender, and the lenders named therein, that provides for a senior secured revolving credit facility (our "credit facility") with commitments of $500.0 million (subject to the borrowing base). As of December 31, 2016, the borrowing base under our credit facility was $160.0 million; however, we anticipate that the amended and restated credit facility we will enter into in connection with this offering will have an initial borrowing base of $180.0 million. Upon entry into the amended and restated credit facility, we expect that our next scheduled borrowing base redetermination will be on or about April 1, 2017. As of December 31, 2016, we had $132.0 million outstanding under our credit facility with $28.0 million of additional borrowing capacity available. We intend to use a portion of the net proceeds of this offering to fully repay the outstanding borrowings under our credit facility. Our credit facility matures on June 19, 2020, which we expect to extend to on or around the fifth anniversary of the consummation of this offering pursuant to the amendment and restatement thereof in connection with this offering.

The amount available to be borrowed under our credit facility is subject to a borrowing base that is redetermined semiannually each April 1 and October 1 by the lenders at their sole discretion. Additionally, at our option, we may request up to two additional redeterminations per year to be effective on or about January 1 and July 1, respectively. The borrowing base depends on, among other things, the volumes of our proved reserves and estimated cash flows from these reserves and our commodity hedge positions as well as any other outstanding debt. Upon a redetermination of the borrowing base, if borrowings in excess of the revised borrowing capacity are outstanding, we could be required to immediately repay a portion of the debt outstanding under our credit agreement.

At December 31, 2016, the weighted average interest rate on borrowings under our credit facility was approximately 3.99%. We also pay a commitment fee on unused amounts of our credit facility of 0.500%. We may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

Our credit agreement contains restrictive covenants that limit our ability to, among other things:

- incur additional indebtedness;
- incur liens;

properties and enhancing returns through operational efficiencies. Prior to forming Jagged Peak, a subset of our management team, including Joseph N. Jaggers, our Chief Executive Officer and President, and Gregory S. Hinds, our Executive Vice President, Development Planning & Acquisitions, led the growth of Ute Energy LLC's upstream oil and natural gas assets to over 7,800 Boe/d of production and over 156,800 net acres of undeveloped properties and built a natural gas gathering and processing network servicing Ute Energy and other third parties in the Uinta Basin. In November 2012, Ute Energy's upstream and midstream subsidiaries were sold for consideration in excess of $1.0 billion. We believe our team's experience building and operating multiple successful upstream oil and natural gas companies provides us with a distinct competitive advantage. Additionally, after giving effect to this offering, our management team and other employees will hold approximately 10.8% of our common stock, which provides a meaningful incentive to increase the value of our business for the benefit of all stockholders.

- *Conservatively capitalized balance sheet and strong liquidity profile.* After giving effect to this offering, the use of proceeds therefrom and the amendment and restatement of our credit facility in connection therewith, we expect to have no outstanding debt, $180.0 million of borrowing capacity under our credit facility and approximately $294.2 million of cash on the balance sheet (based on our cash balance as of September 30, 2016). We believe our borrowing capacity, cash on hand and cash flow from operations will provide us with sufficient liquidity to execute our 2017 capital program.

Our Properties

Our properties include working interests in approximately 68,121 gross (60,875 net) acres, all of which are located in Winkler, Ward, Reeves and Pecos Counties in the oil-rich core of the Southern Delaware Basin. The Southern Delaware Basin is a sub-basin of the Permian Basin of West Texas characterized by high oil saturation and favorable over-pressured conditions. We view our acreage position in three distinct project areas: Whiskey River, Cochise and Big Tex. The following table summarizes our acreage by project area as of September 30, 2016.

Project Area:	Gross	Net
Whiskey River	35,912	30,796
Cochise	12,894	12,244
Big Tex	19,315	17,835
Total	68,121	60,875

Permian Basin. The Permian Basin consists of mature, legacy, onshore oil and liquids-rich natural gas reservoirs that span approximately 86,000 square miles in West Texas and New Mexico. The Basin is composed of five sub regions: The Delaware Basin, the Central Basin Platform, the Midland Basin, the Northwest Shelf and the Eastern Shelf. The Permian Basin is an attractive operating area due to its multiple stacked hydrocarbon-bearing formations that are prospective for horizontal development. The basin is further characterized by a favorable operating environment, high quality oil and liquids-rich natural gas reservoirs, well-developed network of oilfield service providers, long-lived reserves from well-understood geologic features of predictable reservoir quality with historically high development success rates.

Delaware Basin. The present-day structural configuration of the Delaware Basin, a well-defined sub-basin of the larger Permian, began to take shape in the early Pennsylvanian period when movement on deep faults caused uplift of the adjacent Central Basin Platform. This period was characterized by deposition of marine shales interbedded with limestones and marls with periodic influxes of siliciclastic sediments during relative lowstands of sea-level. In early Permian time, the stratigraphic record reflects

CORPORATE REORGANIZATION

We have incorporated under the laws of the State of Delaware to become a holding company for Jagged Peak Energy LLC and its assets and operations. Jagged Peak Energy LLC, which is our accounting predecessor, was formed as a Delaware limited liability company in 2013 with equity commitments from Quantum and certain of our Management Members. The Management Members also hold management incentive units in Jagged Peak Energy LLC that entitle the holders thereof to a portion of any proceeds distributed by Jagged Peak Energy LLC following the achievement of certain return thresholds by the capital interest owners of Jagged Peak Energy LLC.

Pursuant to the terms of certain reorganization transactions that will be completed immediately prior to the closing of this offering, (i) the equity interests (both capital interests and management incentive units) in Jagged Peak Energy LLC will be recapitalized into a single class of units ("Units"), with the Units to be allocated among the Existing Owners in accordance with the terms of the limited liability company agreement of Jagged Peak Energy LLC and calculated using an implied valuation for Jagged Peak Energy LLC based on the initial public offering price of our common stock, (ii) our officers and other employees that hold management incentive units in Jagged Peak Energy LLC will contribute to Management Holdco certain of the Units issued to them in the recapitalization described above in exchange for membership interests in Management Holdco and (iii) Jagged Peak Energy LLC will merge into a subsidiary of Jagged Peak Energy Inc., and the Existing Owners and Management Holdco will receive as consideration in the merger shares of Jagged Peak Energy Inc. common stock, with such shares of common stock to be allocated among the Existing Owners and Management Holdco pro rata based on their relative ownership of Units. As a result of these transactions, Jagged Peak Energy LLC will become a wholly owned subsidiary of Jagged Peak Energy Inc. The membership interests in Management Holdco that will be issued to our officers and other employees that hold management incentive units in Jagged Peak Energy LLC in exchange for their Units will generally vest in equal installments on each of the first three anniversaries of this offering, subject to continued employment and other conditions, and will be settled in shares of our common stock upon vesting.

The following diagram indicates our simplified ownership structure after giving effect to our corporate reorganization and this offering (assuming that the underwriters' option to purchase additional shares is not exercised).



(1) Assumes an initial offering price of $17.00 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of shares of common stock to be received by the Management Members and Management Holdco, and an equivalent decrease or increase, respectively, in the number of shares of common stock to be received by Quantum. Accordingly, any such change in our initial public offering price will not affect the aggregate number of shares of common stock held by our Existing Owners. See "Corporate Reorganization—Existing Owners' Ownership".

(2) Includes shares of common stock held by the Management Members and shares of common stock held by Management Holdco. Includes aggregate ownership by the Management Members that currently serve as our officers and other employees of approximately 10.8% of our common stock.

Existing Owners' Ownership

The table below sets forth the percentage ownership of our Existing Owners prior to this offering and after the consummation of this offering (assuming that the underwriters' option to purchase additional shares is not exercised).

Existing Owners(1)	Percentage Ownership in Jagged Peak Energy LLC Prior to this Offering(2)	Equity Interests in Jagged Peak Energy Inc. Following this Offering	
		Common Stock	Voting Power (%)
Q-Jagged Peak Energy Investment Partners, LLC(3)	98.6%	136,492,492	64.7%
Management Member Executive Officers(4)	1.3%	13,467,517	6.4%
Other Management Members(5)	0.1%	12,470,087	5.9%
JPE Management Holdings LLC(6)	—	10,419,904	4.9%
	100.0%	172,850,000	81.9%

(1) The number of shares of common stock to be issued to our Existing Owners is based on an implied equity value of Jagged Peak Energy LLC immediately prior to this offering, based on an initial public offering price of $17.00 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of shares of common stock to be received by the Management Members, including those who serve as our executive officers, and Management Holdco, and an equivalent decrease or increase, respectively, in the number of shares of common stock to be received by Quantum. Accordingly, any such change in our initial public offering price will not affect the aggregate numbers of shares of common stock held by our Existing Owners.

23,887,421 shares of common stock held by certain of the Management Members and Management Holdco are subject to a stockholders' agreement that provides for certain restrictions on transfer and further provides that Management Holdco and the Management Members party thereto will vote their shares of common stock in accordance with the direction of Quantum. See "Certain Relationships and Related Party Transactions".

(2) Does not include management incentive units, the terms of which are set forth in greater detail under "Executive Compensation and Other Information—Narrative Disclosure to Summary Compensation Table—Long-term incentives".

(3) A $1.00 increase (decrease) in the initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would (decrease) increase the number of shares held by Quantum following this offering by (402,744) 453,087 shares.

(4) Includes Messrs. Jaggers, Howard, Hinds and Petry. A $1.00 increase (decrease) in this assumed common stock price would increase (decrease) the aggregate number of shares held by the Management Members that serve as our executive officers following this offering by 161,616 (181,817) shares.

(5) A $1.00 increase (decrease) in the initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the aggregate number of shares held by the non-executive Management Members following this offering by 164,900 (185,513) shares.

(6) The shares of common stock held by Management Holdco will be subject to the vesting, forfeiture and other provisions set forth in the Amended and Restated Limited Liability Company Agreement of Management Holdco. A $1.00 increase (decrease) in the initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the number of shares held by Management Holdco following this offering by 76,228 (85,756) shares.

We believe that Mr. Verma's extensive experience, both from investing in the energy industry and serving as a director on numerous private energy company boards, brings important and valuable skills to our board of directors.

There are no family relationships among any of our directors, director nominees or executive officers.

Board of Directors

Our board of directors currently consists of four members, including our Chief Executive Officer and President, who serves as Chairman. Concurrently with the consummation of this offering, we will increase the size of our board to nine members, including our Chief Executive Officer and President, who will continue to serve as Chairman.

In connection with this offering, we will enter into a stockholders' agreement with Quantum, Management Holdco and certain of the Management Members. The stockholders' agreement is expected to provide Quantum with the right to designate a certain number of nominees to our board of directors so long as it and its affiliates collectively beneficially own at least 5% of the outstanding shares of our common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement" and "Risk Factors—Risks Related to this Offering and Our Common Stock—Quantum will have the ability to direct the voting of a majority of our common stock, and its interests may conflict with those of our other stockholders".

Initially, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three year terms. For so long as Quantum beneficially owns or controls more than 50% of the voting power of our issued and outstanding common stock, such directors will generally be removable at any time, either for or without "cause", upon the affirmative vote of the holders of a majority of the outstanding shares of our issued and outstanding common stock entitled to vote generally for the election of directors. After Quantum no longer beneficially owns or controls more than 50% of the voting power of our issued and outstanding common stock, such directors will be removable only for "cause" upon the affirmative vote of the holders of at least 66⅔% of the outstanding shares of our issued and outstanding common stock entitled to vote generally for the election of directors.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board of directors' ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board of directors to fulfill their duties. Each of our directors holds office for the term for which he was elected, and until his successor shall have been elected and qualified or until the earlier of his death, resignation or removal.

Director Independence

We intend to appoint Messrs. Jarvis, Kleckner and Sult as independent directors to our board of directors contemporaneously with the completion of this offering. In making such appointments, our board of directors will review the independence of our directors using the independence standards of the NYSE.

Status as a Controlled Company

Because Quantum will beneficially own a majority of our outstanding common stock following the completion of this offering, we expect to be a controlled company under the NYSE corporate governance standards. A controlled company need not comply with NYSE corporate governance rules that require its board of directors to have a majority of independent directors and independent

In 2016, advances were made to our NEOs in respect of their outstanding management incentive units (the "MIU Advance") as follows: $4,000,000 to Mr. Jaggers, $3,000,000 to Mr. Hinds and $1,300,000 to Mr. Petry. Future distributions on the management incentive units held by our NEOs, including distributions in connection with our corporate reorganization and this offering as discussed below, will be reduced by the amount of the MIU Advance and the MIU Advance must be repaid, net of taxes, if a termination of employment occurs prior to the effective date of this offering. In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 710 ("ASC Topic 710"), the only compensation cost that has been recorded with respect to the management incentive units is in respect of the MIU Advance.

In addition, in connection with the grant of management incentive units to our NEOs, each executive has agreed not to solicit our employees or compete with us for a period of 12 months following the date such executive ceases to hold management incentive units for any reason other than due to a termination of such executive's employment without "cause" (as defined in the management Incentive Pool Plan or the applicable award letter).

In connection with this offering, we intend to convert the value of the management incentive units into shares of our common stock, a portion of which will be allocated to our NEOs and other executive officers in connection with this offering and a portion of which will be reserved for future issuances. A portion of the equity granted to our executive officers in connection with this offering will be vested and the remainder will be held by Management Holdco and generally will vest in equal installments on each of the first three anniversaries of this offering, so long as the holder remains continuously employed by us through each vesting date. The unvested equity will be held indirectly by management through Management Holdco as "Units". Each Unit will correspond to a share of our common stock. As each Unit vests, the employee will receive a share of our common stock, subject to certain negotiated transfer restrictions. Units that are forfeited will be reallocated to other members of management. Upon completion of this offering, the terms of vesting, forfeiture and the reallocation of forfeited Units will be governed by and set forth in, and may be amended only in certain limited circumstances in accordance with, the Amended and Restated Limited Liability Company Agreement of Management Holdco. The number of shares of our common stock allocated to Management Holdco with respect to unvested awards will be 9,831,669 and with respect to unallocated awards will be 588,235.

In addition to interests in Management Holdco, prior to the completion of this offering we expect to adopt the 2017 Long Term Incentive Plan, which is described in the "—Additional Narrative Disclosure—Long Term Incentive Plan" section below.

Other compensation elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a plan intended to provide benefits under section 401(k) of the Code, where employees, including our NEOs, are allowed to contribute portions of their base compensation into a tax-qualified retirement account. We provide a matching contribution in amounts up to 6% of the employees' eligible compensation contributed by the employee to the plan.

We provide partial parking, cell phone reimbursement and non-discriminatory group-term life insurance benefits to our employees, including our NEOs, but otherwise do not provide for perquisites.

Outstanding equity awards at fiscal year-end

Although our NEOs hold management incentive units as described above in "—Narrative Disclosure to Summary Compensation Table—Long-term incentives," as of December 31, 2016, those awards were accounted for in accordance with ASC Topic 710 rather than ASC Topic 718. Therefore, as of December 31, 2016, the management incentive units did not represent equity awards within the meaning of applicable SEC guidance, and no equity awards were outstanding as of such date.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain a defined benefit pension plan or nonqualified deferred compensation plan. We currently maintain a plan intended to provide benefits under section 401(k) of the Code, where employees, including our NEOs, are allowed to contribute portions of their base compensation into a tax-qualified retirement account. We provide a matching contribution in amounts up to 6% of the employees' eligible compensation contributed by the employee to the plan.

Potential Payments upon Termination or a Change in Control

For a description of the material terms of the severance provisions of NEO Employment Agreements and the treatment of management incentive units in connection with this offering, please read "—Narrative Disclosure to Summary Compensation Table—Employment agreements" and "—Long-term incentives."

Long Term Incentive Plan

In order to incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt the 2017 Long Term Incentive Plan (the "2017 LTIP") prior to the completion of this offering. We anticipate that the 2017 LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights ("SARS"), restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the 2017 LTIP set forth below is a summary of the material anticipated features of the 2017 LTIP. This summary, however, does not purport to be a complete description of all of the anticipated provisions of the 2017 LTIP and is qualified in its entirety by reference to the 2017 LTIP, the form of which is filed as an exhibit to this registration statement.

2017 LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2017 LTIP, a total of 21,200,000 shares of our common stock will initially be reserved for issuance pursuant to awards under the 2017 LTIP. The total number of shares reserved for issuance under the 2017 LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Code). Common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld or surrendered to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2017 LTIP.

Individual Share Limits. Beginning with the calendar year in which the transition period for the 2017 LTIP under Section 162(m) of the Code expires and for each calendar year thereafter, a "covered employee" (within the meaning of Section 162(m) of the Code) may not be granted awards under the 2017 LTIP intended to qualify as "performance-based compensation" (within the meaning of Section 162(m) of the Code) (i) to the extent such award is based on a number of shares of our common stock relating to more than, in the aggregate, 250,000 shares of common stock and (ii) to the extent such award is designated to be paid only in cash and is not based on a number of shares of our common stock, having an aggregate value determined on the respective dates of grant in excess of $5,000,000. Further, a non-employee member of our board of directors may not be granted awards under the 2017 LTIP relating, in the aggregate, to more than 30,000 shares or, if greater, having an aggregate value on the respective dates of grant in excess of $600,000. The foregoing non-employee director limit will be doubled during the first year of service as a non-employee member of our board of directors and will be determined without regard to grants of awards, if any, made to a non-employee member of our board of directors during any period in which such individual was an employee or consultant of the Company or any of its affiliates.

Administration.   The 2017 LTIP will be administered by the compensation committee of our board of directors, which is referred to herein as the "committee," except to the extent our board of directors elects to administer the 2017 LTIP. Unless otherwise determined by our board of directors, the committee will be made up of two or more individuals who are (i) following the expiration of the transition period for the 2017 LTIP under Section 162(m) of the Code, "outside directors" as defined in Section 162(m) of the Code; (ii) a "nonemployee directors" as defined in Rule 16b-3 under the Exchange Act; and (iii) "independent" under the listing standards or rules of the securities exchange upon which our common stock is traded, but only to the extent such independence is required in order to take action at issue pursuant to such standards or rules. The committee has broad discretion to administer the 2017 LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The committee may also accelerate the vesting or exercise of any award and make all other determinations. The committee has the power to interpret and administer the 2017 LTIP and any award agreements and to take all other actions necessary or advisable for the administration of the 2017 LTIP.

Eligibility.   Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, are eligible to receive awards under the 2017 LTIP at the committee's discretion; provided, that, any such person must be our "employee" within the meaning of General Instruction A.1(a) to Form S-8 if such individual is granted an award that may be settled in shares of our common stock.

Stock Options.   The committee may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of our common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price of the stock option must be at least 110% of the fair market value of a share of our common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights.   A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of our common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, a stock option. SARs may be paid in cash, common stock or a combination of cash and common stock, as determined by the committee.

Restricted Stock.   Restricted stock is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the committee. In the committee's discretion, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of our corporate reorganization and this offering, will be owned by:

- each of the selling stockholders;

- each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

- each of our directors and director nominees;

- our Named Executive Officers; and

- all of our directors, director nominees and executive officers as a group.

The selling stockholders may be deemed under federal securities laws to be underwriters with respect to the shares of common stock they are offering hereby and any shares of common stock that they may sell pursuant to the underwriters' option to purchase additional shares of our common stock. For further information regarding material transactions between us and the selling stockholders, see "Certain Relationships and Related Party Transactions".

All information with respect to beneficial ownership has been furnished by the respective selling stockholders, 5% or more stockholders, directors or Named Executive Officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Jagged Peak Energy Inc., 1125 17th Street, Suite 2400, Denver, Colorado 80202.

The underwriters have an option to purchase a maximum of 5,733,750 additional shares from Quantum to cover over-allotments of shares.

The table below does not reflect any shares of common stock that directors, director nominees and executive officers may purchase in this offering through the directed share program described under "Underwriting (Conflicts of Interest)—Directed Share Program."

Name of Beneficial Owner(1)	Shares Beneficially Owned Before this Offering		Shares Offered Hereby (Assuming No Exercise of the Underwriters' Over-Allotment Option)	Shares Offered Hereby (Assuming the Underwriters' Over-Allotment Option is Exercised in Full)	Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters' Over-Allotment Option)		Shares Beneficially Owned After this Offering (Assuming the Underwriters' Over-Allotment Option is Exercised in Full)	
	Number	%			Number	%	Number	%
Selling Stockholders and Other 5% Stockholders:								
Q-Jagged Peak Energy Investment Partners, LLC(2)	147,094,501	79.7	10,602,009	16,335,759	136,492,492	64.7	130,758,742	61.9
Katherine M. Adair	202,448	*	22,647	22,647	179,801	*	179,801	*
Ryan J. Axlund	218,862	*	24,583	24,583	194,279	*	194,279	*
Chris R. Bairrington	984,881	*	110,625	110,625	874,256	*	874,256	*
Mary R. Barnes	54,437	*	3,529	3,529	50,907	*	50,907	*
Glenn R. Berglund	191,365	*	21,510	21,510	169,885	*	169,885	*
Phyllis R. Burley	273,578	*	30,729	30,729	242,849	*	242,849	*
Joshua J. Chevalier	930,166	*	104,480	104,480	825,686	*	825,686	*
Lynn M. Connelly	328,294	*	36,875	36,875	291,419	*	291,419	*
William W. Griffith	54,437	*	6,146	6,146	48,291	*	48,291	*
Gregory & Carol Hinds Family Trust(3)	588,237	*	176,471	176,471	411,767	*	411,767	*
James R. Kinser III Trust(4)	547,156	*	61,459	61,459	485,698	*	485,698	*
Dylan R. Morales	108,873	*	12,292	12,292	96,582	*	96,582	*
Ian T. Piper	656,587	*	73,750	73,750	582,837	*	582,837	*
Shonn D. Stahlecker	547,156	*	61,459	61,459	485,698	*	485,698	*
Directors, Director Nominees and Named Executive Officers:								
Joseph N. Jaggers(5)	6,770,395	3.7	—	—	6,770,395	3.2	6,770,395	3.2
Gregory S. Hinds(6)	3,836,678	2.1	479,377	479,377	3,357,301	1.6	3,357,301	1.6
Mark R. Petry	1,602,803	*	102,941	102,941	1,499,862	*	1,499,862	*
Charles D. Davidson	—	—	—	—	—	—	—	—
S. Wil VanLoh, Jr.(7)	—	—	—	—	—	—	—	—
Blake A. Webster	—	—	—	—	—	—	—	—
Roger L. Jarvis	—	—	—	—	—	—	—	—
James J. Kleckner	—	—	—	—	—	—	—	—
Michael C. Linn	—	—	—	—	—	—	—	—
John R. Sult	—	—	—	—	—	—	—	—
Dheeraj Verma	—	—	—	—	—	—	—	—
Directors, Director Nominees and Executive Officers as a Group (Thirteen Persons):	14,049,835	7.6	582,318	582,318	13,467,517	6.4	13,467,517	6.4

*   Less than 1%.

(1)   The amounts and percentages of common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's

ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock, except to the extent this power may be shared with a spouse.

(2)   QEM V, LLC ("QEM V LLC") is the managing member of Q-Jagged Peak Energy Investment Partners, LLC ("Q-Jagged Peak"). QEM V LLC may be deemed to share voting and dispositive power over the securities held by Q-Jagged Peak and may also be deemed to be the beneficial owner of these securities. QEM V LLC disclaims beneficial ownership of such securities in excess of its pecuniary interest in the securities. Any decision taken by QEM V LLC to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Q-Jagged Peak has to be approved by a majority of the members of its investment committee, which majority must include S. Wil VanLoh, Jr. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by Q-Jagged Peak and may also be deemed to be the beneficial owner of these securities. Mr. VanLoh disclaims beneficial ownership of such securities in excess of his pecuniary interest in the securities. The number of shares reflected in the table above as beneficially owned by Q-Jagged Peak does not include 23,887,421 shares held by Management Holdco and certain of the Management Members, including Messrs. Jaggers and Hinds, which are subject to the terms of the stockholders' agreement, pursuant to which, among other things, Management Holdco and the Management Members will agree to vote all of their shares of common stock in accordance with the direction of Quantum. As a result of the stockholders' agreement, Q-Jagged Peak may be deemed to beneficially own the shares of common stock held by Management Holdco and such Management Members. Q-Jagged Peak disclaims beneficial ownership of such securities in excess of its pecuniary interest therein. The mailing address for Q-Jagged Peak is 1401 McKinney St., Suite 2700, Houston, Texas 77010.

(3)   Gregory S. Hinds has voting and dispositive power over these shares.

(4)   James R. Kinser has voting and dispositive power over these shares.

(5)   Includes 459,674 shares of common stock held by Jaggers Investments, LLLP. Mr. Jaggers has sole voting and dispositive power over these shares. Jaggers Investments, LLLP is an entity, of which Mr. Jaggers is general partner, owned by Mr. Jaggers and certain members of his family. The number of shares reflected in the table above as beneficially owned by Mr. Jaggers does not include 10,419,904 shares held by Management Holdco, of which Mr. Jaggers is the sole manager and therefore may be deemed to be the beneficial owner of securities that it holds. Mr. Jaggers disclaims beneficial ownership of such securities in excess of his pecuniary interest therein.

(6)   Includes 588,237 shares held by Gregory & Carol Hinds Family Trust over which Mr. Hinds has voting and dispositive power, as set forth under "Selling Stockholders and Other 5% Stockholders" in the table above.

(7)   QEM V LLC is the managing member of Q-Jagged Peak. Any decision taken by QEM V LLC to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Q-Jagged Peak has to be approved by a majority of the members of its investment committee, which majority must include Mr. VanLoh. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by Q-Jagged Peak and may also be deemed to be the beneficial owner of these securities. Mr. VanLoh disclaims beneficial ownership of such securities in excess of his pecuniary interest in the securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

Quantum employs certain members of our board of directors and, after giving effect to this offering, will own 64.7% of our common stock. Quantum owns a 41.5% interest in Oryx Midstream Services, LLC. Oryx Midstream Services, LLC provides midstream gathering services to us pursuant to a 12-year crude oil gathering agreement. Since January 1, 2014, we have paid aggregate fees to Oryx Midstream Services, LLC pursuant to the agreement of approximately $4.3 million.

Quantum owns a 61% interest in Phoenix Lease Services, LLC ("Phoenix"), and an indirect interest in Trident Water Services, LLC ("Trident"), a wholly owned subsidiary of Phoenix. We regularly lease frac tanks and other oil field equipment from Phoenix, and we regularly use water transfer services provided by Trident. We are under no obligation to use either provider, and both provide services only when selected as a vendor in our normal bidding process. Since January 1, 2014, we have paid aggregate fees to Phoenix and Trident of approximately $0.9 million and $2.1 million, respectively.

Further, Messrs. James T. Jaggers, Jonathan E. Jaggers and Joseph N. Jaggers, IV, sons of Mr. Joseph N. Jaggers, our Chief Executive Officer and President, are employed by us as Senior Reservoir Engineer, Facilities Engineer and District Production Manager, respectively. Consistent with market compensation for their services, Messrs. James T. Jaggers, Jonathan E. Jaggers and Joseph N. Jaggers, IV have earned approximately $1.2 million, $0.4 million and $1.1 million, respectively, in aggregate cash compensation, including advances made in 2016 in respect of management incentive units held thereby, during the approximately three-year period since January 1, 2014. In addition, each of Messrs. James T. Jaggers, Jonathan E. Jaggers and Joseph N. Jaggers received certain long-term incentives during the same period in the form of management incentive units, the terms of which are set forth in greater detail under "Executive Compensation and Other Information—Narrative Disclosure to Summary Compensation Table—Long-term incentives".

Corporate Reorganization

Pursuant to the terms of certain reorganization transactions that will be completed prior to the closing of this offering, as described in further detail under "Corporate Reorganization", we will indirectly acquire all of the membership interests in our predecessor in exchange for the issuance of all of our issued and outstanding shares of common stock (prior to the issuance of shares of common stock in this offering) to the Existing Owners.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with Quantum and certain of our existing stockholders, including certain members of our management team. Pursuant to the registration rights agreement, we have agreed to register the sale of shares of our common stock under certain circumstances.

Demand Rights

At any time after the 180 day lock-up period described in "Underwriting (Conflicts of Interest)—Lock-Up Agreements", and subject to the limitations set forth below, Quantum (or its permitted transferees) has the right to require us by written notice to prepare and file a registration statement registering the offer and sale of a certain number of its shares of common stock. Generally, we are required to file such registration statement within 15 days of such written notice. Subject to certain exceptions, we will not be obligated to effect a demand registration within 90 days after the closing of any underwritten offering of shares of our common stock.

We are also not obligated to effect any demand registration in which the amount of common stock to be registered has an aggregate value of less than $50 million. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. We will be required to use all commercially reasonable efforts to maintain the effectiveness of any such registration statement until all shares covered by such registration statement have been sold.

In addition, Quantum (or its permitted transferees) has the right to require us, subject to certain limitations, to effect a distribution of any or all of its shares of common stock by means of an underwritten offering. In general, any demand for an underwritten offering (other than the first requested underwritten offering made in respect of a prior demand registration, a requested underwritten offering made concurrently with a demand registration or a requested underwritten offering for less than certain specified amounts) shall constitute a demand request subject to the limitations set forth above.

Piggyback Rights

Subject to certain exceptions, if at any time we propose to register an offering of common stock or conduct an underwritten offering, whether or not for our own account, then we must notify Quantum and Messrs. Jaggers, Howard, Hinds and Petry (or their permitted transferees) of such proposal at least five business days before the anticipated filing date or commencement of the underwritten offering, as applicable, to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective.

<center>**Stockholders' Agreement**</center>

In connection with this offering, we will enter into a stockholders' agreement with Quantum, Management Holdco and Messrs. Jaggers, Howard, Hinds and Petry. Summaries of certain material terms of the stockholders' agreement are set forth below.

Voting and Governance Matters

Among other things, the stockholders' agreement will provide that Management Holdco and the Management Members party thereto will vote all of their 23,887,421 shares of common stock (representing approximately 11.3% of our outstanding common stock) in accordance with the direction of Quantum.

Further, the stockholders' agreement will provide Quantum with the right to designate a number of nominees (each, a "Quantum Director") to our board of directors such that:

- at least a majority of the directors on the board are Quantum Directors for so long as Quantum and its affiliates collectively beneficially own at least 50% of the outstanding shares of our common stock;

- at least 35% of the directors of the board are Quantum Directors for so long as Quantum and its affiliates collectively beneficially own less than 50% but at least 25% of the outstanding shares of our common stock;

<center>139</center>

- at least one director of the board is a Quantum Directors for so long as Quantum and its affiliates collectively beneficially own less than 25% but at least 5% of the outstanding shares of our common stock; and

- once Quantum and its affiliates collectively own less than 5% of our common stock, Quantum will not have any board designation rights.

Pursuant to the stockholders' agreement, we, Management Holdco and the Management Members party thereto will be required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees designated by Quantum. Further, we, Quantum, Management Holdco and the Management Members party thereto will be required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause our board of directors to include our Chief Executive Officer.

The rights granted to Quantum to designate directors are additive to and not intended to limit in any way the rights that Quantum or any of its affiliates may have to nominate, elect or remove our directors under our amended and restated certificate of incorporation, amended and restated bylaws or the DGCL.

Transfer Restrictions

Additionally, the stockholders' agreement will contain several provisions relating to the sale of our common stock by certain of the Management Members. Specifically, Messrs. Jaggers, Howard, Hinds and Petry have agreed not to transfer any shares of our common stock, subject to certain exceptions, prior to the third anniversary of the consummation of this offering. Such restrictions on transfer shall not apply, however, to shares received by such Management Members in respect of any capital interests that such Management Members held in Jagged Peak Energy LLC prior to the corporate reorganization discussed in "Corporate Reorganization", nor shall such restrictions on transfer apply to certain specified numbers of shares of our common stock received by such Management Members in respect of the management incentive units held by such Management Members prior to the corporate reorganization.

Procedures for Approval of Related Party Transactions

Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions. A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A "Related Person" means:

- any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

- any person who is known by us to be the beneficial owner of more than 5% of our common stock;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Jagged Peak Energy Inc. will consist of 1,000,000,000 shares of common stock, $0.01 par value per share, of which 211,075,000 shares will be issued and outstanding, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Jagged Peak Energy Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. See "Dividend Policy".

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 211,075,000 shares of common stock. Of these shares, all of the 38,225,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below, the provisions of Rule 144 and Rule 701 under the Securities Act and the provisions of the stockholders' agreement and the Amended and Restated Limited Liability Company Agreement of Management Holdco, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 154,488,165 shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and executive officers, the selling stockholders and certain of our stockholders and employees have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. See "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase or otherwise receive shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register shares issuable under our 2017 Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement may be made available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Stockholders' Agreement

In connection with the closing of this offering, we will enter into a stockholders' agreement with Quantum, Management Holdco and certain of the Management Members. Please read "Certain Relationships and Related Party Transactions—Stockholders' Agreement".

UNDERWRITING (CONFLICTS OF INTEREST)

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as joint book-running managers of this offering and as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the representatives, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	
Credit Suisse Securities (USA) LLC	
J.P. Morgan Securities LLC	
Total	38,225,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than the shares covered by the option described below unless and until this option is exercised.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make for certain liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The selling stockholders may be "underwriters" within the meaning of the Securities Act and may be subject to certain statutory liabilities under the Securities Act.

Commissions and Discounts

The underwriters have advised us and the selling stockholders that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a selling concession not in excess of $ per share. The underwriters also may allow, and dealers may reallow, a concession not in excess of $ per share to brokers and dealers. After the offering, the underwriters may change the offering price and the other selling terms.

The following table shows the public offering price, underwriting discounts and commissions, proceeds before expenses to us and proceeds to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us			
Underwriting discounts and commissions paid by selling stockholders			
Proceeds, before expenses, to us			
Proceeds to selling stockholders			

In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse the underwriters for certain of their out-of-pocket expenses incurred in connection with this offering, which we estimate to be approximately $ million. In addition, we have agreed to pay certain expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions. We estimate that the total expenses of the offering payable by us, other than underwriting discounts and commissions, will be approximately $4.5 million.

Option to Purchase Additional Shares

Quantum has granted to the underwriters a 30-day option to purchase up to an aggregate of 5,733,750 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. The underwriters may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Lock-Up Agreements

We, each of our executive officers, directors and director nominees and the selling stockholders have agreed not to do, or publicly announce an intention to do, any of the following, directly or indirectly, for 180 days after the date of this prospectus without the prior written consent of Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC:

- offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to or might reasonably be expected to result in the disposition of, shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock;

- file or participate in the filing of a registration statement with the SEC (other than a registration statement on Form S-8) in respect of shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock; or

- establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act in respect of shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock.

The restrictions described above do not apply, in our case, to the issuance of shares of common stock in connection with (i) our corporate reorganization as described under "Corporate Reorganization", (ii) any employee stock option plan, stock ownership plan or dividend reinvestment plan of in effect at or prior to the consummation of this offering, including, for avoidance of doubt, our

2017 Long-Term Incentive Plan, and (iii) any acquisition or strategic investment (including any joint venture or partnership) as long as (A) the aggregate number of such shares does not exceed   % of the number of shares of common stock outstanding immediately after the consummation of this offering and (B) each recipient of any such shares issued or issuable agrees to restrictions on the resale of such shares that are consistent with the restrictions described above for the remainder of the applicable 180-day period. In the case of our executive officers, directors and director nominees and the selling stockholders, the restrictions described above do not apply to (i) any transactions relating to shares of common stock acquired in the open market after the consummation of this offering, (ii) the exercise or vesting of outstanding options and other equity-based awards granted pursuant to certain equity incentive and other plans, (iii) entry into new trading plans in compliance with Rule 10b5-1 of the Exchange Act; provided, however, that no sales of common stock or securities convertible into, or exchangeable or exercisable for, common stock, shall be made pursuant to such a trading plan prior to the expiration of the applicable 180-day period or (iv) or the exercise of rights with respect to, or the taking of action in preparation of, the registration by us under the Securities Act of such person's shares of common stock, provided that no transfer of such shares of common stock shall occur, and no registration shall be filed under the Securities Act with respect to any such shares of common stock, during the applicable 180-day period.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, director nominees, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors, director nominees and employees who have entered into lock-up agreements, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares purchased in the program or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements described under "—Lock-Up Agreements" shall govern with respect to their purchases. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

New York Stock Exchange Listing

We have been authorized to list our common stock on the NYSE under the symbol "JAG". In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be the information set forth in this prospectus; our history, present state of development and future prospects; an assessment of our management, its past and present operations and the prospects for and timing of future revenues; the history of and future prospects for our industry in general; our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios, market prices of securities, valuation multiples and certain financial and operating information of companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include over-allotment and stabilizing transactions, passive market making and purchases to cover syndicate short positions created in connection with this offering. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. "Naked" short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters also may impose a penalty bid, whereby the underwriters may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the underwriters repurchase the shares in stabilizing or covering transactions.

These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

An affiliate of _____ is a lender under our existing credit facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder. Therefore, _____ is deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a "qualified independent underwriter" participate in the preparation of, and exercise the usual standards of "due diligence" with respect to, the registration statement and this prospectus. Citigroup Global Markets Inc. has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Citigroup Global Markets Inc. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Citigroup Global Markets Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Pursuant to Rule 5121, _____ will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$ 80,117
FINRA filing fee	119,189
NYSE listing fee	250,000
Accounting and consulting fees	950,000
Legal fees and expenses	2,110,000
Printing and engraving expenses	600,000
Fees associated with amended and restated credit facility	380,000
Transfer agent and registrar fees	5,000
Miscellaneous	5,694
Total	$4,500,000

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

- for any breach of the director's duty of loyalty to our company or our stockholders;

- for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

- under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

- for any transaction from which the director derived an improper personal benefit.